Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

The following is a transcript of a recording of an all hands employee meeting held on Monday, July 7, 2008 that was initially shown to one of the Company’s distributors on July 10, 2008.

Transcription of All Hands Meeting Segment

Meeting Date: Monday, July 7, 2008

Meeting Time: 9:00 am PDT

Meeting Location:

Thermage, Inc.

25881 Industrial Blvd.

Hayward, CA 94545

Steve Fanning, Chairman, President & CEO Speaking

We’ve come up with a vision and quite frankly this Company fits well. This is a strong partnership; I want to emphasize that. Just to frame it in for you, these combined companies will, more than double over night the revenue of Thermage. So Reliant has done a nice job, a beautiful job of really driving a good, proprietary technology.

We’ve, over the years, talked to Reliant quite a bit but I really admire Eric Stang. He’s done a magnificent job of directing this company, of growing the top line, of introducing new products and of getting the company close to profitability so that’s important for us.

And when you look at the combined entity that we will represent in the doctors’ office think about this. Thermage and Fraxel are the two largest brands that are in the aesthetic device category. So, from a brand perspective we’re going to be able to take in two very large brands to the doctors’ offices. We’re going to really be able to leverage the selling opportunities. The fact that we have the dual sales force; just to refresh everyone’s memory we have a sales force selling generators; we have a sales force selling our consumables. We can build both of these sales forces out to really gain a lot of leverage in the marketplace. We will have share of mind of the doctor because we will be able to leverage Fraxel and Thermage.

If you look at what we have in terms of units placed, we have about 2500 units placed worldwide. They have about 1500. And about 400 doctors have both a Fraxel and a Thermage. That’s great. Why is that great? Because even before we try and put together these technologies from a technical point of view, we have an opportunity from a Sales and Marketing point of view to bring in and to incentivize doctors to carry both. And with our field sales force now, that will even be better because we can have a reoccurring revenue stream where they can begin selling; our team can begin selling their tips.

They also have a cosmeceutical under the Fraxel name. So here again, the technology, the innovation and what they’ve been able to bring to the market place has really been superior. So we can really leverage that call point and focus on their tip sales. So that right now I think, combined, we will have a nice entity moving forward; a nice combination of tips and generators. From a call point, if you are a doctor this is a good fit. From a perspective of how do we drive our Company forward; two major brands - a good, good thing to have.

When all is said and done I just ask you to think a minute about where Thermage was, and where Thermage is, and where Thermage is going. Thermage has been able to really set the standard in terms of its technology. Yes, we had some problems. We got over those problems and we came out. We did an IPO. We paid off our debt, we became profitable. We have over $50 million in cash and today we are going to more than double the revenue of the Company once it is approved. And we will be one of the most profitable companies out there.

The way that you remain competitive, the way that you remain strong; two things, product innovation. Our R&D department here under Dragan is just doing a great job and we’re going to continue to focus on that. If you listened to the call what we said to Wall Street is, “ we are committed to our R&D”. We believe that this R&D department is a very, very strong team. They’ve got great product in the pipe line. And we are going to continue to drive innovation which is organic or internally developed. But, one other way that you do it is to look to bring in other products that are in the same call point and that have the same type of ideals that we have. And I mean this sincerely, the folks over at Reliant are very very good people. They think the way that we think which is good. So bringing in a company also is another way to ensure that you grow and that you have leverage in the market place. That is what it is about today.

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.